UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For December 2020	Commission File Number: 1-34513
CENOVUS ENERGY INC.
(Translation of registrant’s name into English)
4100, 225 6 Avenue S.W.
Calgary, Alberta, Canada T2P 1N2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐    Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Exhibit 99.1 to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statement under the Securities Act of 1933 on Form F-10 (File No. 333-233702).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 21, 2020

CENOVUS ENERGY INC. (Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	Consent of Bennett Jones LLP
99.2	Consent of KPMG LLP
99.3	Consent of Sproule Associates Limited